

April 14, 2011

Mr. John Robertson
President
REGI U.S., Inc.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Canada

Re: REGI U.S., Inc.
        File No.: 0-23920

Dear Mr. Robertson,

        In your letter dated March 25, 2011, which we received on April 5, 2011, you request on behalf of REGI U.S., Inc (the Company) that the staff waive the requirement to provide the inception to date cumulative financial data on an audited basis in the financial statements in the Company's 2010 Form 10-K. You indicate that it would be a hardship on the Company to have its current auditor re-audit all of the prior years' cumulative financial data.

        Based on the information provided and your unique facts and circumstances we will not object to your request. However, the Company should continue to provide the cumulative data on an unaudited basis.

        The staff's conclusion is based solely on the information included in your letter and provided by phone. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683.

                        Sincerely,

                        Jill Davis
                        Associate Chief Accountant